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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Colorful Yunnan signs firm order for two Embraer Phenom 300s

Shanghai, China, September 2, 2016 – Embraer Executive Jets announced today that it signed a firm order with Colorful Yunnan General Aviation Co., Ltd., for two Phenom 300 light business jets. Both aircraft are scheduled to be delivered by the end of this year.

Tang Xuefan, Chairman of Colorful Yunnan General Aviation and President of Yunnan Airport Group, said purchasing two Phenom 300s is the beginning of a win-win journey for both sides. “These Phenom 300s will be used in general aviation areas such as medical rescue, disaster-relief work and so on. They will also play a vital role in customized tourism and high-end leisure and business travel. I believe Embraer’s Phenom 300 will lead the way for Yunnan’s general aviation industry by filling the market void with various aviation services. And with the help of the Phenom 300, we would gradually expand our services in Yunnan and offer an effective supplement to Yunnan’s current aviation network.”

Recognized as one of the most desirable light jets by fractional programs, charter services, corporate flight departments and owner-pilots, the Phenom 300 is in operation in 30 countries. To date, the fleet has accumulated over 300,000 flight hours.

“It’s a great honor for us to sign this deal with Colorful Yunnan Group, a company committed to improving the connectivity of Yunnan province and China’s Southwestern region,” said Marco Túlio Pellegrini, President & CEO, Embraer Executive Jets. “The Phenom 300 is one of our bestsellers and it has remained the most-delivered executive jet model in the world for three consecutive years. The reliability, efficiency and cutting-edge technology of the Phenom 300 will help Colorful Yunnan build a strong fleet, as well as bring good travel experiences for future passengers.”

Guan Dongyuan, Senior Vice President of Embraer and President of Embraer China, said: “Signing this order with Colorful Yunnan is a big milestone for us. For years, Embraer has been striving to offer its best-in-class products and services to Chinese customers, and today’s sales agreement is just the start of another long-term relationship. The Phenom 300 is a model with excellent adaptability to high-altitude airports and shorter runways, which are quite prevalent in Yunnan. I hope these two Phenom 300s can help Colorful Yunnan to explore more routes, improve the connectivity of this region and eventually build Yunnan into an important hub along the new Silk Road.”

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PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About the Phenom 300

The Phenom 300 performs among the top light jets, with a high-speed cruise of 453 knots and a six-occupant range of 1,971 nautical miles (3,650 km) with NBAA IFR reserves. With the best climb and field performance in its class, the Phenom 300 costs less to operate and maintain than its peers. The aircraft is capable of flying at 45,000 feet (13,716 meters), powered by two Pratt & Whitney Canada PW535E engines with 3,360 pounds of thrust each.

The Phenom 300 offers a spacious cabin, designed in partnership with BMW Designworks USA, and the largest baggage compartment in its category. The largest windows in the class deliver abundant natural lighting in the cabin as well as in the private lavatory in the back of the aircraft. The comfort of the seats, with recline and full movement capability, is enhanced by the best pressurization among light jets (6,600 ft. maximum cabin altitude). The Phenom 300 features distinct temperature zones for pilots and passengers, a wardrobe and refreshment center, voice and data communications options, and an entertainment system.

The pilot-friendly cockpit, featuring the advanced Prodigy Touch Flight Deck, enables single-pilot operation. The Phenom 300 also offers such larger-business jet features as single-point refueling, an externally serviced lavatory and an air stair.

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer